# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sunryde, Inc.
954 Gayley Ave
Los Angeles, CA 90024
https://www.sunryde.com/

Up to $1,234,998.00 in Common Stock at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Sunryde, Inc.
**Address:** 954 Gayley Ave, Los Angeles, CA 90024
**State of Incorporation:** DE
**Date Incorporated:** June 11, 2018

## Terms:

**Equity**

**Offering Minimum:** $15,000.00 | 5,000 shares of Common Stock
**Offering Maximum:** $1,234,998.00 | 411,666 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $3.00
**Minimum Investment Amount (per investor):** $252.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Time-Based:**

First Week Bonus

Invest within the first week and receive 20% bonus shares

Second Week Bonus

Invest within the first two weeks and receive 15% bonus shares

Third Week Bonus

Invest within the first three weeks and receive 10% bonus shares

Fourth Week Bonus

Invest within the first four weeks and receive 5% bonus shares

**Amount-Based:**

Invest $999 - receive 5% Bonus Shares

Invest $1998 - receive 10% Bonus Shares

Invest $5000+: Receive 1 free Sunryde Scooter, with 1 year of free maintenance (in Greater Los Angeles area only) and 10% Bonus shares

Invest $10000+: Receive 1 free Sunryde Cargo Bike, with 1 year of free maintenance (in Greater Los Angeles area only) and 10% Bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Sunryde, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

### Overview

Sunryde, Inc. ("Sunryde" or the "Company") rents and sells the best cargo electric bikes for food delivery work or personal use. A simple mode of transportation that combines ownership and rental advantages is the Sunryde e-bike. Drivers may pay for their mobility in a contemporary way with our e-bike subscription model while saving more than $650 a month on car upkeep.

### Business Model

Sunryde rents bikes and scooters from a subscription base model. Customers can rent for a monthly fee of $185 or a weekly fee of $50. Each Ebike costs $1000 with a life expectancy of 2 years. With this rental revenue, in just five months each bike will generate for us pure profit. On the other hand, with scooters, we spend $270 to build and rent them for a $135 monthly subscription; after three months of rent, we are profitable per each scooter.

### Corporate Structure

Sunryde, Inc. was initially organized as Sunryde LLC, a California limited liability company on June 11, 2018, and converted to a Delaware corporation on February 22, 2023.

*Competitors and Industry*

### Competitors

Our competitors include Whizz, Pico, Zoomo, Coaster Cycle, Wheels, and Rad Power Bikes. Our competitive advantage is our battery, we provide a large battery that can last up to 8 hours, free maintenance, and a free bag with a helmet. We also have an experienced team that came from the automotive, micro-mobility industries, and SaaS marketing, we are always improving our products to improve operations for our customers.

Sources:

Whizz: https://getwhizz.com/

Pico - https://ridepico.com/

Zoomo - https://www.ridezoomo.com/us/home

Coaster Cycle - https://www.coastercycles.com/

Wheels - https://www.takewheels.com/

Rad Power Bikes - https://www.radpowerbikes.com

**Industry**

The most exciting thing about e-bike rental is that we believe it will never end. Bikes have been on this planet since 1817 and still are here at their best capacity. They are very sophisticated and expensive, not many people can afford them, therefore renting would the ideal. The economy is going into a slight recession, and gas prices are plummeting. E-Bikes will be another sustainable solution for transportation. E-scooters are another niche we found, they are another eco-friendly way to travel relatively short distances without burning fossil fuels if bikes or electric bikes are not your thing. Food delivery services let you order whatever you want to eat with just the click of a button and it will always be the new thing, these delivery companies will use all types of transportation to increase their revenue, and e-bikes and e-scooters are one of the main transportation sources they will always be using.

Domino's & Rad Power Bikes have launched E-Bike delivery nationwide. (https://www.radpowerbikes.com/blogs/the-scenic-route/dominos-and-rad-power-bikes-launch-ebike-delivery-nationwide). Uber Taps SoftBank backed GoPuff to expand grocery delivery (https://www.bloomberg.com/news/articles/2021-05-04/uber-taps-softbank-backed-gopuff-to-expand-grocery-delivery). Rad Power Bikes is piloting their new consumer e-bike subscriptions (https://techcrunch.com/2022/09/22/rad-power-bikes-and-cycle-pilot-consumer-e-bike-subscriptions/).

And Online food delivery services grew from $115.07B in 2020 to $126.91B in 2021 for a 10.3% CAGR. The market is expected to reach $192.16B in 2025 at a CAGR of 11%.

CAGR Source: https://www.globenewswire.com/news-release/2021/12/01/2344387/0/en/Online-Food-Delivery-Services-Market-Growth-To-Accelerate-At-Rate-Of-11-As-Per-The-Business-Research-Company-s-Online-Food-Delivery-Services-Global-Market-Report-2021.html

Market Source: https://www.marketsandmarkets.com/Market-Reports/electric-bike-market-110827400.html

*Current Stage and Roadmap*

**Current Stage**

We are fully operational with over 70 bikes and 35 scooters working in Los Angeles, Berkeley, Tuscaloosa, Miami, Tempe, Phoenix, Miami and soon to be in Austin, Dallas.

**Future Roadmap**

Sunryde's primary value proposition is liberating delivery drivers from the costs of vehicle maintenance with an affordable e-bike solution designed exactly for drivers' needs. Sunryde has locked down expansion plans via our partnerships with Duffl and Handle Delivery tech delivery platform, and DroppingBuy grocery store, with an anticipated total of 1,500+ e-bikes and e-scooter deployed between both programs by end of 2023.

## The Team

### Officers and Directors

**Name:** Arkadiy Okhman

Arkadiy Okhman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and Director
  **Dates of Service:** June, 2018 - Present
  **Responsibilities:** Arkadiy is responsible for the entire company's operation. That including; Fundraising, Finance, Accounting, Operations, Legal, Compliance, Marketing, Growth, Software, R&D, Inventory, Customer Accounting Management and partnerships. Arkadiy does not receive compensation from Sunryde. Arkadiy also serves as a Director of the Company.

Other business experience in the past three years:

- **Employer:** Santa Monica Chamber of Commerce
  **Title:** Co-Chair
  **Dates of Service:** October, 2021 - Present
  **Responsibilities:** Act as an advisor for the Santa Monica Chamber of Commerce

Other business experience in the past three years:

- **Employer:** Brighter Children
  **Title:** Member of the Board of Advisors
  **Dates of Service:** June, 2021 - Present
  **Responsibilities:** Act as an advisor to the non-profit, Brighter Children

**Name:** Michael S Jacobs

Michael S Jacobs's current primary role is with Kitchen Data Systems. Michael S Jacobs currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  **Dates of Service:** January, 2020 - Present
  **Responsibilities:** Mike assists CEO in product and marketing functions. Mike does not receive compensation.

Other business experience in the past three years:

- **Employer:** Kitchen Data Systems
  **Title:** Founder and CEO
  **Dates of Service:** August, 2021 - Present
  **Responsibilities:** Powering the delivery-first restaurant industry. We have created a network of hundreds of independent restaurants and provide solutions to improve both their top & bottom lines.

Other business experience in the past three years:

- **Employer:** Team Kitchens
  **Title:** Company Owner
  **Dates of Service:** March, 2020 - November, 2021
  **Responsibilities:** Oversee all operational and strategic aspects of Team Kitchens.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1,234,998 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have

agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*We face significant market competition*
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market

interest in the Company over other activities.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our business and product are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*The Chief Executive Officer does not currently receive a salary for his role with the Company*
Arkadiy Okhman, the CEO of Sunryde, Inc. does not currently receive a salary for his work at Sunryde. Although Arkadiy is a majority owner of Sunryde, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company raises more money and generates more revenue Sunryde will begin to be paid a salary of under $100k/year once the Company brings in some fundraising dollars and/or begins to experience monthly recurring revenue of $50k or more. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Arkadiy will be paid a salary for his work at Sunryde.

*The Company has a Convertible Security outstanding that will be triggered by the launch of the offering and will convert while the offering is live.*
The Company has a Simple Agreement for Future Equity currently outstanding for the amount of $15,000. The trigger for this convertible note is a securities offering of Preferred Stock at a fixed valuation, pre-money or post-money valuation, and will subsequently be triggered when a sale of Preferred Stock occurs, which may occur during this offering. This means that this convertible note will convert to either standard Preferred Stock or SAFE Preferred Stock shares of the Company and there is a possibility for additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the

note and the Dilution notification section.

*The Company has an existing shareholder that holds an equity participation right in future securities offerings*

In the event that the Company issues preferred stock in a financing sale of securities with proceeds to the Company of at least $1,500,000, an existing shareholder's equity instrument will convert into shares of such preferred stock equal to 13% of the post-money fully-diluted capitalization of the Company used to calculate the price per share of the preferred stock sold in such financing. If the Company is acquired prior to such a financing sale of securities, then, at the existing shareholder's election, that equity instrument will either (a) be repaid in cash in an amount equal to 2 times the investment amount or (b) convert into shares of common stock equal to 13% of the fully-diluted capitalization of the company immediately prior to such acquisition. Such an event may pose additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Arkadiy Okhman | 1,530,000 | Common Stock | 70.61% |

## The Company's Securities

The Company has authorized Common Stock, Convertible Bond, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Stock.

***Common Stock***

The amount of security authorized is 2,600,000 with a total of 2,166,847 outstanding.

*Voting Rights*

One vote per share. Please see voting rights of securities sold in this offering below.

*Material Rights*

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

***Convertible Bond***

The security will convert into Preferred stock and the terms of the Convertible Bond are outlined below:

**Amount outstanding:** $185,000.00
**Interest Rate:** %
**Discount Rate:** %
**Valuation Cap:** None
**Conversion Trigger:** Equity Financing Event - See Other Material Rights below

*Material Rights*

Equity Financing. The convertible bond will automatically convert into the number of shares of standard preferred stock equal to the greater of (x) the Purchase amount divided by the equity financing price; or (Y) the equity percentage multiplied by the number of equity securities of the Company, on a fully diluted basis.

Conversion. In the event the Company issues preferred stock in a financing round with proceeds to the Company of at least $1,500,000, the equity instrument will convert into shares of such preferred stock equal to 13% of the post-money fully-diluted capitalization of the Company used to calculate the price per share of the preferred stock sold in such financing. If the Company is acquired prior to such a financing round, then, at the election of the holder of this convertible bond instrument, the equity instrument will either (a) be repaid in cash in an amount equal to 2 times the investment amount or (b) convert into shares of common stock equal to 13% of the fully-diluted capitalization of the company immediately prior to such acquisition.

Liquidity. If there is a Liquidity Event before the expiration or termination of the bond, the convertible bond will automatically be entitled to receive (i) a portion of the proceeds, due and payable to the Investor equal to two times the purchase amount or (ii) the number of shares of common stock equal to the equity percentage multiplied by the number of equity securities of the Company.

Dissolution. If there is a dissolution event before the termination of this bond, the convertible bond will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investors immediately prior to the consummation of the dissolution event.

Liquidation Priority. In the event of a liquidation or dissolution, the convertible bond will operate like standard non-participating preferred stock and on par with payments for other preferred stock

***SAFE***

The security will convert into Automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

**Amount outstanding:** $15,000.00

**Interest Rate:** 5.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $6,500,000.00
**Conversion Trigger:** Equity Financing. See Other Material Information below.

*Material Rights*

Equity Financing. If there is an Equity Financing (a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation) before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

## What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $40,000.00
  **Number of Securities Sold:** 1,808,674
  **Use of proceeds:** Inventory

**Date:** April 09, 2019
**Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
**Final amount sold:** $40,000.00
**Use of proceeds:** Invenotry
**Date:** March 08, 2020
**Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
**Final amount sold:** $185,000.00
**Use of proceeds:** Inventory, store, tools, insurance, marketing
**Date:** May 25, 2021
**Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
**Final amount sold:** $15,000.00
**Use of proceeds:** General business operations
**Date:** January 25, 2023
**Offering exemption relied upon:** 506(b)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

<u>Year ended December 31, 2021, compared to the year ended December 31, 2022</u>

**Revenue**

Revenue for the fiscal year 2021 was $30,433 compared to $157,362 in the fiscal year 2022.

We purchase 70 additional e-bikes and a purchased. e-scooters between 2021 to

2022.

**Cost of sales**

Cost of Sales for the fiscal year 2021 was $53,674 compared to $47,458 in the fiscal year 2022.

Sunryde had to spend money on parts and development to increase the durability of the bikes.

**Gross margins**

Gross margins for the fiscal year 2021 were $(23,241) compared to $109,904 in the fiscal year 2022.

In 2021 we became operational and were testing the market, due to high overhead and low vehicle count we had to increase e-bikes to increase the margins.

**Expenses**

Expenses for the fiscal year 2021 were $116,786 compared to $154,037 in the fiscal year 2022.

Sunryde had to reach more people and spend more money on advertisements. Also Sunryde renting a bike shop that includes rent, insurance, parts, and other overhead expenses.

**Historical results and cash flows:**

The Company is currently in the initial production stage and generating $18K in MRR. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the market has proven and we are increasing market share as we grow. Past cash was primarily generated through revenues from renting e-bikes. Our goal is to get to $63,871,750 annually by 2025.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of April 15, 2023, the Company has capital resources available in the form of the amount of $50,000 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations. These funds are required to support purchasing e-bikes and e-scooter to fulfill the demand from our clients and hire more key personnel.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 years. This is based on a current monthly burn rate of $8,268 for expenses like; $3,100 for rent, $1,000 for utility bills, $250 for insurance, $750 for parts, and $3,168 for payroll.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 30 years. This is based on a current monthly burn rate of $8,268 for expenses related to payroll where we will be adding additional 3-7 employees, purchasing 1200+ pieces of equipment, opening another shop in different states, and partnering with more companies.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has contemplated additional future sources of capital including other future capital raises, we always raising money.

## Indebtedness

- **Creditor:** Shachar Barbie
  **Amount Owed:** $40,000.00
  **Interest Rate:** 7.0%
  **Maturity Date:** March 08, 2021
  The convertible notes are convertible into shares at a conversion price. The conversion price shall mean the lower of (A) the product of (1) one (1) minus the Discount and (2) the price paid per share for Preferred Stock by the investors in

the Next Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** Convertible Equity agreement with Mucker Accelerator V, LLC
  **Amount Owed:** $185,000.00
  **Interest Rate:** 0.0%
  In 2021, the company issued Convertible Equity agreement with Mucker Accelerator V, LLC in the amount of $185,000. If there is an Equity Financing before the termination of this Equity Instrument, The Equity Instrument will automatically convert into the number of shares of standard preferred stock equal to the greater of (x) the Purchase amount divided by the equity financing price; or (Y) the equity percentage multiplied by the number of equity securities of the company, on a fully diluted basis. If there is a Liquidity Event before the expiration or termination of this instrument, this equity instrument will automatically be entitled to receive (i) a portion of the proceeds, due and payable to the Investor equal to two times the purchase amount or (ii) the number of shares of common stock equal to the equity percentage multiplied by the number of equity securities of the company. If there is a dissolution event before the termination of this equity instrument, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investors immediately prior to the consummation of the dissolution event. AS of December 31, 2022, and December 31, 2021, the outstanding balance of the Convertible equity is $185,000.

- **Creditor:** Lease agreement to rent business premises located in Los Angeles, California.
  **Amount Owed:** $65,178.00
  **Interest Rate:** 0.0%
  In 2021, the company has entered into a lease agreement to rent business premises located in Los Angeles, California. The lease expires on November 30, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $6,500,541.00

**Valuation Details:**

**Sunryde Valuation**

Sunryde's $6.5M is competitively priced given the Company's 2 pending patents, revenue, and the micromobility market's comparable companies.

Market Growth & Potential

The global micromobility market was valued at $50.16 billion in 2019 and is expected to grow to $150.50 billion by 2030, at a CAGR of 12.2% during the forecast period. This market includes various solutions such as shared bikes, rental e-bikes, last-mile delivery e-bikes, e-scooters, and other similar modes of transportation.

Management's Experience

The founder of Sunryde, Arkadiy Okhman, is a former Transportation/Automotive Designer, he has done various projects like Ferrari, Chevrolet, Crown Equipment, Johnson Controls -Toyota. After 5 years in the industry, Arkadiy shifted his career towards entrepreneurship and decided to build a bike company for drivers. Prior to entrepreneurship, he worked with the Detroit Chamber of Commerce to help to shape urban mobility and now he is a member of the Santa Monica Chamber of Commerce and eventually became a Co-Chair of Sustainable Business. Sunryde is also part of the Santa Monica Chamber of Commerce and LACI (Los Angeles Cleantech Incubator). We were also very fortunate to be accepted into Zero Emission Delivery Zone by LACI and Santa Monica. Sunryde has a talented Lead Mechanic that has 10 years in the micromobility space developing, preparing, and maintaining e-scooter and e-bikes. Sunryde's Operational Officer has 10 years in the rental industry where he was able to prove a track record of launching new products and services while developing a high-performing team.

Sunryde's Initial Growth

Sunryde was founded in 2018 by a transportation/automotive designer who designed and engineered the first prototype, the Model S1. Sunryde invested $60,000 in development and finished the S1 model, starting production in 2019. Since then, Sunryde has purchased 35 units of the S1 model for $30K, 55 units of the S2 model for $120K, and 40 E-Scooters for $18K. Currently, the Company operates with 70+ e-bikes and 20+ e-scooters, generating $18K in monthly recurring revenue (MRR) and growing. The Company was able to secure two friends-and-family investments of $40K each and $185K pre-seed from a VC firm, Mucker Capital. In total, Sunryde has raised $325K in investments.

Business Development

Sunryde has partnerships with two delivery companies and gig economy workers. The Company is making progress towards establishing itself as a player in the market and will leverage the crowdfunding investment to purchase additional units to satisfy the consumers on our waitlist for a Sunryde vehicle and additional units for the current

B2B partnership. Sunryde's brick-and-mortar location in Westwood, next to UCLA, helps with foot traffic, and working near college areas provides benefits to students who can use Sunryde e-scooters for their daily commute.

The global micromobility market report by MarketsandMarkets: *https://www.marketsandmarkets.com/Market-Reports/micromobility-urban-transportation-market-252875670.html*

### Conclusion

Based on the above, the Company believes its pre-money valuation of $6,500,541.00 is reasonable.

*Disclaimers*

*The Company set its valuation internally, without a formal-third party independent evaluation.*

*The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $15,000 in Simple Agreements For Equity outstanding and $185,000 in Convertible Bonds outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.*

## Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  60.0%
  The 60% of the capital we raise will be used to purchase inventory to meet our client's demand. The first purchase will cost $500K to purchase 500 e-bikes. The remaining $241K will be used for 321 scooters.

- *Marketing*
  7.0%
  The 7% will be used for marketing, which will include B2B and B2C. We are partnering with a company-run social media app platform specifically for gig-economy workers that has 300K delivery drivers users, we will be running our ads on top of that we are also will be utilizing social media. For the other marketing we are planning to run for B2B, we are going to attend delivery events to promote our rental equipment.

- *Company Employment*
  15.0%
  The 15% will be used for management staff to run day-to-day operations. Also, we will need to hire more mechanics and engineers.

- *Operations*
  10.0%
  We will need to purchase more equipment and tools. That also includes transportation for field technicians.

- *Working Capital*
  1.5%
  The remaining will be used for miscellaneous. The miscellaneous will include clothes, a computer, equipment, a work uniform, and more.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sunryde.com/ (https://www.sunryde.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/sunryde

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sunryde, Inc.

*[See attached]*

# SUNRYDE LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Sunryde LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Sunryde LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 7, 2023
Los Angeles, California

**SUNRYDE LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2022** | | **2021** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 5,594 | $ | 11,788 |
| Inventory | | - | | 47,243 |
| Prepaids and Other Current Assets | | 5 | | - |
| **Total current assets** | | **5,599** | | **59,031** |
| | | | | |
| Property and Equipment, net | | - | | 3,571 |
| Right-of-use asset | | 65,178 | | - |
| **Total assets** | **$** | **5,599** | **$** | **62,602** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Convertible Equity | $ | 185,000 | $ | 185,000 |
| Convertible Bond | | 40,000 | | 40,000 |
| Accrued Interest | | 7,886 | | 5,086 |
| Credit Cards | | - | | - |
| Other Current Liabilities | | - | | - |
| **Total current liabilities** | | **232,886** | | **230,086** |
| | | | | |
| Lease Liability | | 65,178 | | - |
| **Total liabilities** | | **232,886** | | **230,086** |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' Equity | | (227,287) | | (167,484) |
| **Total Members' Equity** | | **(227,287)** | | **(167,484)** |
| | | | | |
| **Total Liabilities and Members' Equity** | **$** | **5,599** | **$** | **62,602** |

*See accompanying notes to financial statements.*

| **For Fiscal Year Ended December 31,** | | **2022** | | **2021** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 157,362 | $ | 30,433 |
| Cost of Goods Sold | | 47,458 | | 53,674 |
| Gross profit | | 109,904 | | (23,241) |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 150,697 | | 111,894 |
| Sales and Marketing | | 3,339 | | 4,892 |
| Total operating expenses | | 154,037 | | 116,786 |
| | | | | |
| Operating Income/(Loss) | | (44,133) | | (140,026) |
| | | | | |
| Interest Expense | | 10,623 | | 6,211 |
| Other Loss/(Income) | | - | | - |
| Income/(Loss) before provision for income taxes | | (54,756) | | (146,237) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **(54,756)** | **$** | **(146,237)** |

*See accompanying notes to financial statements.*

| (in , $US) | | Members' Equity |
|---|---|---|
| **Balance—December 31, 2020** | **$** | **(19,305)** |
| Capital Distribution | | (1,942) |
| Net income/(loss) | | (146,237) |
| **Balance—December 31, 2021** | **$** | **(167,484)** |
| Capital Distribution | | (5,047) |
| Net income/(loss) | | (54,756) |
| **Balance—December 31, 2022** | **$** | **(227,287)** |

*See accompanying notes to financial statements.*

**SUNRYDE LLC**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (54,756) | $ | (146,237) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 3,571 | | - |
| Amortization of ROU | | 29,377 | | - |
| Changes in operating assets and liabilities: | | | | |
| Inventory | | 47,243 | | (21,716) |
| Prepaids and Other Current Assets | | (5) | | - |
| Credit Cards | | - | | (2,204) |
| Other Current Liabilities | | - | | (2,000) |
| Accrued Interest | | 2,800 | | 2,800 |
| Lease Liability | | (29,377) | | |
| **Net cash provided/(used) by operating activities** | | **(1,147)** | | **(169,357)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | (1,913) |
| **Net cash provided/(used) in investing activities** | | **-** | | **(1,913)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Distribution | | (5,047) | | (1,942) |
| | | | | |
| Proceeds from Convertible Equity | | | | 185,000 |
| **Net cash provided/(used) by financing activities** | | **(5,047)** | | **183,058** |
| | | | | |
| Change in cash | | (6,194) | | 11,788 |
| Cash—beginning of year | | 11,788 | | - |
| **Cash—end of year** | **$** | **5,594** | **$** | **11,788** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 10,623 | $ | 6,211 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Sunryde LLC was formed on June 11, 2018, in the state of California. The financial statements of Sunryde LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

We rent e-bikes and e-scooters for delivery or personal commute. We have two vehicles for rent, the first S2 E-bike,o and Sunryde E-Scooter.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Inventories**

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Office Equipment | 3 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of

goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue from renting e-bikes and e-scooters for delivery.

**Cost of sales**

Costs of goods sold include the cost of goods sold.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $3,339 and $4,892, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

*Summary of Effects of Lease Accounting Standard Update Adopted in 2022*

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

| | As filed December 31, 2021 | | Recognition of Operating Leases | | Total Effects of Adoption | | With effect of lease accounting standard update January 1, 2022 | |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Right of use asset, net | $ | - | $ | 94,555 | $ | 94,555 | $ | 94,555 |
| | | | | | | | | |
| **Liabilities** | | | | | | | | |
| Current portion of lease obligation | | - | | 29,377 | | 29,377 | $ | 29,377 |
| Lease obligation | | - | | 65,178 | | 65,178 | $ | 65,178 |
| Deferred rent current | | - | | - | | - | $ | - |
| Deferred rent non-current | | - | | - | | - | $ | - |
| | | | | | | | | |
| **Equity** | | | | | | | | |
| Retained Earnings | | - | | - | | - | $ | - |
| | | | | | | | | |
| **Total** | $ | - | $ | - | $ | - | $ | - |

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2022 | 2021 |
|---|---|---|
| Finished goods | | $ 47,243 |
| **Total Inventory** | **$ -** | **$ 47,243** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

| As of December 31, | 2022 | 2021 |
|---|---|---|
| Prepaid expenses | $ 5 | $ - |
| **Total Prepaids and other current asset** | **$ 5** | **$ -** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Office Equipment | $ 3,571 | $ 3,571 |
| **Property and Equipment, at Cost** | **3,571** | **3,571** |
| Accumulated depreciation | (3,571) | - |
| **Property and Equipment, Net** | **$ -** | **$ 3,571** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $3,571 and $0, respectively.

## 6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

| As of Year Ended December 31, 2022 | |
|---|---|
| **Member's name** | **Ownership percentage** |
| Arkadiy Okhman | 100.0% |
| **TOTAL** | **100.0%** |

## 7. DEBT

**Convertible Bond**

Below are the details of the convertible notes:

| | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| 2020 Convertible Note | $ 40,000 | 7.00% | 03/08/2020 | 03/08/2021 | 2,800 | 7,886 | 40,000 | - | 40,000 | 1,580 | 5,086 | 40,000 | $ - | 40,000 |
| Total | $ - | | | | $ 2,800 | $ 7,886 | $ 40,000 | $ - | $ 40,000 | $ 1,580 | $ 5,086 | $ 40,000 | $ - | $ 35,000 |

The convertible notes are convertible into shares at a conversion price. The conversion price shall mean the lower of (A) the product of (1) one (1) minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Next Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

**Convertible Equity**

In 2021, the company issued Convertible Equity agreement with Mucker Accelerator V, LLC in the amount of $185,000. If there is an Equity Financing before the termination of this Equity Instrument, The Equity Instrument will automatically convert into the number of shares of standard preferred stock equal to the greater of (x) the Purchase amount divided by the equity financing price; or (Y) the equity percentage multiplied by the number of equity securities of the company, on a fully diluted basis. _If there is a Liquidity Event before the expiration or termination of this instrument, this equity instrument will automatically be entitled to receive (i) a portion of the proceeds, due and payable to the Investor equal to two times the purchase amount or (ii) the number of shares of common stock equal to the equity percentage multiplied by the number of equity securities of the company. If there is a dissolution event before the termination of this equity instrument, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investors immediately prior to the consummation of the dissolution event. AS of December 31, 2022, and December 31, 2021, the outstanding balance of the Convertible equity is $185,000.

**Lease**

In 2021, the company has entered into a lease agreement to rent business premises located in Los Angeles, California. The lease expires on November 30, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

| | | December 31, 2022 |
|---|---|---|
| **Lease liability** | | |
| Beginning balance | $ | 94,555 |
| Additions | $ | - |
| | | |
| | | |
| Lease payments | | (29,377) |
| **Balance at end of period** | $ | 65,178 |

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

| | December 31, 2022 | |
|---|---|---|
| 2023 | $ | 32,453 |
| 2024 | | 32,725 |
| 2025 | | - |
| Thereafter | | - |
| **Total** | **$** | **65,178** |

## 8. RELATED PARTY

There are no related party transactions.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 7, 2023, which is the date the financial statements were available to be issued.

On January 25, 2023, the company issue the Simple Agreement for Future Equity (SAFE) in the amount of $15,000. The Post-Money Valuation Cap is set to $6,500,000.

On March 23, 2023, the company converted from a California LLC to a Delaware C Corporation. The converted entity Sunryde, Inc. is authorized to issue 2,600,000 shares of common stock, par value $0.0001 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $44,133, an operating cash flow loss of $1,147 and liquid assets in cash of $5,594, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

INVEST IN SUNRYDE TODAY!

# Electric Mobility Vehicle Rental Solutions for Food Delivery Drivers and Zero-Emissions Personal Transportation

Sunryde is a fully operational electric mobility company that rents and sells top-tier electric bikes and scooters providing eco-friendly & affordable transportation for last-...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


sunryde
We Rent Sustainable Transportation for Drivers and Companies

$13,559.55 Raised



## REASONS TO INVEST

- Signed non-binding letters of intent to lease up to 400 Sunryde scooters and bikes to existing customers Duffl and DroppingBuy
- Profitable unit economics (<1 mo. break even on scooters; ~8 mo. break even on e-bikes) on an existing fleet of over 100 units. We hit $20k monthly recurring revenue (MRR) in April 2023 after our inception a year ago. This represents a 12-month compound monthly growth rate (CMGR) of 21% since launch.
- Our founding team is led by Arkaidy Okhman, who has led automotive design projects for Ferrari, Chevrolet, and Crown Equipment, and has extensive experience in last-mile food delivery logistics.

*Information from Globe Newswire (Source)

Invest Now
$3.00 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $13,559.55 | 6 |
| **MIN INVEST** | **VALUATION CAP** |
| $252 | $6.5M |

THE PITCH

## Delivering A New Mode Of Transportation


We Believe We Are
The Most
Sustainable
E-BIKE
Designed for robust work delivery or daily commute
Max Speed 28 MPH
Virtually Unlimited Miles
8 Hour Battery Range
Free Maintenance
Heated Delivery Box


S2 Cargo E-bike
sunryde
00:53

Bikes were invented in 1817, and continue to grow in popularity. But bikes aren't just two-wheeled vehicles with a basket anymore. Sunryde rents and sells top-tier electric bikes for last-mile food delivery and personal recreation. By renting an e-bike through Sunryde's flexible subscription, delivery drivers and commuters can save more than $650 a month that they would otherwise spend on car expenses. We added a large battery that lasts a full eight-hour shift, longer than most competitors. Sunryde is fully operational with over 100 units in Los Angeles, Berkeley, Tuscaloosa, Miami, Tempe, Phoenix, and soon to be in Austin and Dallas. Sunryde generated $20,000 in monthly recurring revenue in April 2023.

THE PROBLEM & OUR SOLUTION

## Work Smarter, Not Harder

In our new, post-pandemic world, demand for food convenience is higher than ever, giving more opportunities to delivery drivers. But what these delivery drivers fail to realize is that up to 25-45% of their gross income is lost to car expenses such as payments, gas, insurance, oil, tires, parts, and more, amounting to as much as $650 every month.



There has to be a better way to deliver food.
Parking
Traffic
Parking Tickets
Maintenance


While drivers can choose to purchase an e-bike, this can be cost prohibitive since the price of a new e-bike ranges from $500 to thousands of dollars. Higher end bikes can cost up to $6k, with a national average price range from $2k - $3k. Sunryde was able to help solve these problems by allowing drivers to rent or buy top-tier electric bikes for food delivery work or personal use. Instead of spending upwards of $650 on car maintenance, drivers can buy a Sunryde subscription for around $185 per month or $50 per week.



Liberating Drivers
Sunryde is a simple transportation option for consumers that combines ownership and rental benefits.
Benefits: We provide free helmets, delivery bags, repairs, maintenance and tune-ups.
Plus a huge 20 gallon cargo area, unmatched by competitors.


THE MARKET & OUR TRACTION

## Driving Sales

Sunryde is positioned in a growing market. The global e-bike market projected to reach $79.7 billion by 2026, from $47.0 billion in 2021 (Source). The online food delivery service market is also growing at a CAGR of 11% and is expected to reach $192.16 billion by 2025 (Source).



Sunryde Locations
Los Angeles, CA
Berkeley, CA
Tempe, AZ
Tucson, AZ
Dallas, TX
Austin TX
Tuscaloosa, AL
Miami, FL
CA
AZ
TX
AL
FL


Sunryde currently has over 100 bikes and scooters in operation and recently opened a brick & mortar store on UCLA's high foot traffic campus The company quickly went from $0 to $11K MRR in just five months after launching and has recently achieved $20K MRR in April 2023.


Cost Of Goods
$900 per Bike
$265 per Scooter
$185 Average Subscription
Average Maintenance Cost
$65 per vehicle per month
$45 Customer Acquisition Cost
$2,200 Customer LTV
Average Length Of Subscription
12 months
1% Churn Rate

Why Invest

## The Future Of Delivery


sunryde
The Superior E-Bike
90% of Sunryde customers came from Zoomo Bike because our product differentiation is much better than our competitors.

Sunryde created an e-bike subscription model that can help improve the profitability of delivery services for the gig economy delivery workers and offer affordable transportation for commuters. Sunryde has already expanded as the company started providing scooters directly to delivery companies and individuals. The company is planning to increase its bike rentals to more gig workers and partners leveraging more delivery platforms to help with transportation needs.


Nathan
So far this bike is the smoothest, longest-lasting e-ride I've had the honor of driving.
Ava
I absolutely love it very convenient, efficient, and reliable.
Diana
I think this is one of the best E-bikes I have ever rode in my life thus far.
Elijah
This is a great bike for delivery and regular use.
Jose
The S2 Sunryde is great and one of the longest lasting E-bikes I've used...

**The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.*

Join Sunryde and help delivery workers keep the money they work so hard to make.

## ABOUT

HEADQUARTERS
**954 Gayley Ave**
**Los Angeles, CA 90024**

WEBSITE
**View Site**

Sunryde is a fully operational electric mobility company that rents and sells top-tier electric bikes and scooters providing eco-friendly & affordable transportation for last-mile delivery drivers and personal recreation.

## TEAM



**Arkadiy Okhman**
**Founder and CEO**

My name is Arkadiy, and I'm a serial entrepreneur with years of experience in business and product development. Before I became an entrepreneur, I was in the transportation sector, starting with my degree in Transportation Design. As an Automotive designer, I did projects with car manufacturers like General Motors, Ferrari, and Crown Equipment. A couple of my works went into production, and then I realized I wanted to do more good things for people and find solutions.

I previously had another startup called LykeTech, where I was a co-founder and designer. We designed a wireless mobile phone charger powered by a solar panel, and the product can be used in cars or at home. After two years of development, we had a successful acquisition from a manufacturer that built us the very first prototype. Now the product is widely used in China.

I'm also a massive fan of mobility, anything that moves people or goods. While in college, I had an excellent opportunity to work on projects with the City of Detroit Chamber of Commerce on Urban Planning and Mobility. Even now, I am lucky to be a part of the Santa Monica Chamber of Commerce, helping them with Sunryde on an urban mobility project called Santa Monica Zero Emissions Delivery Zone.

There was a hard time in my life when I had to become a gig-economy worker, I was a delivery driver for UberEats and Postmates for 2-3 years, and I always thought there was a better way to speed up delivery services and find a better way to make the driving experience for drivers. Most importantly, identify a problem and found a way to reduce the cost of their vehicle maintenance; then, I thought of e-bikes and realized this was the solution.

When I founded Sunryde, I designed our SUN-1 electric bike for delivery purposes. I realized this bike could help businesses to reduce costs on operations in hyperlocal deliveries. Also, it can help the delivery drivers to save money delivering food while working for an aggregator.



**Michael S Jacobs**
**Board Member**

Food technologist with 2 exits. Founder of Kitchen Data Systems, Nextbite and founder of Tapin2.



**Anindya Ghosh**
**Vice President of Marketing**

Anindya Ghosh has 18 years of experience in the tech industry as an online advertising operations, online marketing, and business development specialist. Anindya has extensive experience in building a last-mile logistics business through the company he founded, Washrunner. Anindya has also done a substantial amount of work as a gig-economy worker. Through this first-hand experience, he learned the needs and desires of delivery workers. Anindya believes it is absolutely imperative that delivery workers have the most affordable and fuel-efficient transportation possible. Sunryde provides that through its bikes and scooters. Anindya brings his extensive experience to Sunryde to help solve problems for delivery workers and small businesses.



**Nicholas Burton**
**Lead Mechatronics Engineer**

Nicholas is a Lead Engineer and Technician with 10+ years in the micro-mobility sector. Previously worked at Bird Scooters, Wheels Bike, and Link Scooters. He has also worked in retail bike shops such as Torrence Bikes and Bike Attack Electric.

## TERMS

Sunryde

### Overview

PRICE PER SHARE
$3

VALUATION
$6.5M

DEADLINE
Sep 14, 2023

FUNDING GOAL
$15k - $1.23M

### Breakdown

MIN INVESTMENT
$252

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
411,666

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

***Voting Rights of Securities Sold in this Offering***

*Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

***Investment Incentives and Bonuses****

***Time-Based:***

*First Week Bonus*

*Invest within the first week and receive 20% bonus shares*

*Second Week Bonus*

*Invest within the first two weeks and receive 15% bonus shares*

*Third Week Bonus*

*Invest within the first three weeks and receive 10% bonus shares*

*Fourth Week Bonus*

*Invest within the first four weeks and receive 5% bonus shares*

***Amount-Based:***

*Invest $999 - receive 5% Bonus Shares*

*Invest $1998 - receive 10% Bonus Shares*

*Invest $5000+: Receive 1 free Sunryde Scooter, with 1 year of free maintenance (in Greater Los Angeles area only) and 10% Bonus shares*

*Invest $10000+: Receive 1 free Sunryde Cargo Bike, with 1 year of free maintenance (in Greater Los Angeles area only) and 10% Bonus shares*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***The 10% StartEngine Owners' Bonus***

*Sunryde, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.*

*This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

*This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.*

## PRESS



### Umbrella Local

Sleekly designed Sunryde delivers clean green innovative solution for the last mile delivery market!

View Article

### BestStartup.us Media Pack

101 Top Los Angeles (LA) Transportation Companies and Startups of 2021

View Article

### BestStartup.us Media Pack

33 Top Los Angeles (LA) Food Delivery Companies and Startups of 2021

View Article

### BestStartup.us Media Pack

86 Top Los Angeles (LA) Delivery Companies and Startups of 2021

View Article

### BestStartup.us Media Pack

35 Top Los Angeles (LA) Rental Companies and Startups of 2021

View Article

Show More Press

**Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sunryde.

**$498**
EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

**$999**
TIER ONE
Invest $999 - receive 5% Bonus Shares
Select

**$1,998**
TIER TWO
Invest $1998 - receive 10% Bonus Shares
Select

**$5,000**
TIER THREE
Invest $5000+: Receive 1 free Sunryde Scooter, with 1 year of free maintenance (in Greater Los Angeles area only) and 10% Bonus shares
Select

**$10,000**
TIER FOUR
Invest $10000+: Receive 1 free Sunryde Cargo Bike, with 1 year of free maintenance (in Greater Los Angeles area only) and 10% Bonus shares
Select

## JOIN THE DISCUSSION

What's on your mind?
0/2500
Post

FE **Francis Erdman** 2 INVESTMENTS
a month ago

In your video you talked about increasing inventory by about 50X what it is now, and opening a total of around 20 stores across US. ...
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1 0

AO **Arkadiy Okhman**
Sunryde • a month ago

Francis - great question. Our first strategic move towards an exit is to grow our topline revenue to a volume that would attra...
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1

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## HOW INVESTING WORKS

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

**Campaign video**

Meet Sun Ride, the future of sustainable transportation for delivery drivers and eco-conscious commuters, with our cutting-edge electric bikes and scooters. We're revolutionizing the way people move.

Hi there! My name is Arcadia Oman, the founder of Sun Ride. I designed the bikes myself. Currently, we offer our cargo S two e-bike and e-scooters for rent on a weekly or monthly subscription. Additionally, we have the S one commute e-bike, which provides advertising space for businesses.

Our e-bike rental subscription costs $185 per month or $50 per week. For our E scooter rentals, the subscription costs $135 per month or $35 per week. When the pandemic hit, the need for cost-effective transportation solutions became evident, and that's where Sun Ride comes in. By using our services, drivers can save on vehicle costs, insurance, and maintenance while reducing their carbon footprint.

Customer service is our number one priority. We ensure that all our bikes are in top shape and that everyone is satisfied with the repair work. Dealing with Sun Ride is easier than using other companies, as we strive to provide a hassle-free experience.

Sun Ride's e-bikes and scooters in Southern California offer battery lives of 5 to 8 hours. You also have the option to rent an extra battery for up to 12 hours of usage. Our cargo bikes can carry up to 400 pounds and are equipped with a 750-watt electric assist motor, making deliveries a breeze.

Currently, we have 70 bikes and 30 scooters, but our goal is to expand to 3,500 bikes and 1,500 scooters. We have hubs in California, Arizona, Texas, Alabama, and Florida. In the future, we plan to open at least 20 more stores in major cities across the US, positioning ourselves as the industry leader.

Sun Ride has already expanded by providing scooters to various delivery tech companies. By investing in our company, you're not only supporting a sustainable future but also helping thousands of drivers reduce their costs and carbon emissions.

Join us on our journey to revolutionize transportation and make the world a greener place. Together, we can ride into a brighter future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.